Exhibit 21.1

Subsidiaries of PHC, Inc.	Percent Ownership	Type of Business

PHC of Michigan, Inc.	100%	In patient psychiatric care
North Point-Pioneer, Inc.	100%	Out patient psychiatric care
PHC of Virginia, Inc.	100%	Substance abuse
PHC of Utah, Inc.	100%	Substance abuse
PHC of Nevada, Inc.	100%	Out patient psychiatric care
Behavioral Health Online, Inc.	100%	Internet services
Wellplace, Inc	100%	Contract support services
Detroit Behavioral Institute, Inc	100%	Youth residential psychiatric care
Seven Hills Hospital, Inc.	100%	In patient psychiatric care
PRC III, Inc.	100%	Clinical trials. No longer operating formerly held the assets of Pivotal Research Centers